

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Mr. Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, Texas 77002

> **Re:** **Hennessy Capital Acquisition Corp.**
> **Amendment No. 5 to Schedule TO-I**
> **Filed February 20, 2015**
> **File No. 005-87838**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comment.

General

1. We note that, following consummation of the business combination, you will be required to demonstrate compliance with Rule 5450(a)(2) of the Nasdaq Stock Market. Please provide an analysis as to whether the series of transactions in which you are engaged, which includes the purchase of common stock through the redemption process, has a reasonable likelihood of producing the effect referred to in Rule 13e-3(a)(3)(ii)(B).

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Michael P. Heinz, Esq.
        Sidley Austin LLP